May 5, 2005


Via Facsimile (816) 472-0317 and U.S. Mail

David S. Miller
422 Armour Road
North Kansas City, Missouri 64116

RE:	Hecla Mining Company
      Preliminary Proxy Statement on Schedule 14A
      Filed by David S. Miller on April 29, 2005
File No. 01-08491

Dear Mr. Miller:

      We have the following comments on the above-referenced filing.
Please note that we have listed illustrative examples; they are only examples provided to assist you in making changes throughout your filing.

General

1. We understand that you have already sent definitive proxy materials to shareholders, without properly filing your soliciting materials with the SEC, and that certain security holders have returned proxy cards to you. Because it appears that those proxy cards were solicited from shareholders in violation of the proxy rules, we do not believe it is appropriate for you to use the proxy cards you received in response to your prior solicitation to vote at the upcoming annual meeting. Please specifically advise shareholders that proxies previously solicited by you from holders of preferred shares will not be voted. Please further advise shareholders that they must re-send a new proxy card and tell us how you intend to distinguish between those proxy cards previously provided to you and those you are soliciting now. We recommend that you arrange for the proxy cards to be printed in a color other than "white," the color of the company`s proxy card, in order to avoid confusion among shareholders about the two different proxy cards.

2. Provide a discussion of your anticipated recourse if the proxy solicitation is unsuccessful.

3. In future filings, please provide a cover page to the Schedule
14A
and the related disclosure.  Refer to Rule 14a-6(m).

4. We note that Hecla Mining Company filed additional definitive materials on April 28, 2005 to announce the adjournment of the annual meeting until June 1, 2005. Please revise your materials to reflect this change.

5. On a supplemental basis, advise us how the insurgent group was formed. Further, tell us who and how many shareholders you contacted with respect to this solicitation, the nature of these contacts and the content of your communications. We may have further comment upon review of your response.

6. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in the proxy statement that, at a minimum, must be supported on a supplemental basis or, at a maximum, require both supplemental support and recharacterization as statements of belief or opinion:

* "[Hecla`s nominee directors`] ownership of common shares provides him with a financial incentive to favor the common shareholders at the expense of the preferred shareholders," and
* "Both Mr. David Miller and Dr. Thomas Miller have experience in running a company and working knowledge of financial statements."

These examples do not represent an exhaustive list of the statements that need to be amended and/or supported. Furthermore, this comment should be considered in disseminating any future written communications.

7. Please revise to indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

8. Please consider revising your proxy statement to clarify the following:
* We note your reference to David S. Miller and Thomas G. Miller as
"preferredholders" throughout the proxy statement. Please consider revising this reference as it may confuse shareholders that you represent all or some of Hecla`s preferred shareholders other than yourselves.
* Please revise your references to "shareholders" and "shares" to clarify that you are referring to holders of preferred stock and preferred shares, as distinguished from holders of common stock and common shares.
* We note your references under "Voting Your Shares" and on the proxy card that you refer to the election of directors as "proposals." As it appears that you are soliciting proxies with respect to one proposal and you have defined it in the first paragraph as the "Proposal," please revise to remove any implication that there is more than one proposal for which a proxy is being solicited.

9. On a supplemental basis, please confirm that you will file, on the date of first use, any written communications that may be reasonably viewed as soliciting material. See Rule 14a-12. All written materials, press releases and any other written communications by the registrant should be filed verbatim immediately in accordance with Rule 14a-12(b) as definitive additional materials. In this regard, please note that your subsequent filings will not and cannot cure the deficiency with respect to delinquency and the failure to include the information required by Rule 14a-12(a)(1). In addition, any future written communications should comply fully with the disclosure and filing requirements of Rule 14a-12.

Cover page

10. Your statement in the second paragraph "that only the preferred holders can vote" is unclear, given that the notice given by Hecla was actually made to common and preferred stockholders. We suggest that you remove this clause.

11. You state that the proxy statement and proxy card will be sent in
"definite" form. Please revise to use the word "definitive," rather than "definite."

12. We note your assertion that the election of your board nominees will "revitalize the Company and enhance preferred B shares." Clarify the meaning of this statement and how it will be executed. If you have no specific plans in mind, please indicate this. Please also indicate that there is no assurance that, if elected, you will be able to "revitalize the company and enhance preferred B shares."

Reasons not to Re-elect the Company`s Board of Director`s proposed slate

	Lack of Ownership of Hecla Preferred B

13. We note your statement that begins "Management`s nominee directors...."  Please revise to clarify that Hecla`s Board of
Directors, rather than its management, is the entity responsible for the nomination of directors.

Reasons to Elect "preferredholders" to the Board of Directors
	1. "Preferredholders" Financial Interest

14. Please elaborate upon why you believe that your nominee`s ownership of preferred shares is a reason to elect "preferredholders." Also, we note that the "preferredholders" also hold shares of common stock. Why couldn`t the same allegation you have made with respect to the board`s nominees - that they have a financial incentive to favor the common shareholders - be made of you?

15. Advise us what consideration has been given as to whether you and
Mr. Miller have formed a "group" under Rule 13d-5(b)(1). We note, for example, that you and Mr. Miller collectively appear to own in excess of 5% of the outstanding shares of preferred stock and appear to "have agreed to act together" for purposes of voting your securities. We may have further comment.

16. Please confirm on a supplemental basis that you have identified all participants in your solicitation or revise to provide all information required by Items 4(b) and 5(b) of Schedule 14A. In this regard, advise us why Charles E. Miller and Mr. David S. Miller`s wife and daughter are not otherwise participants in the solicitation.
Refer to Instruction 3 to Item 4 of Schedule 14A.

	2. Education and Financial Background

17. Confirm to us that you have provided all other information about the nominees required by Item 7(a), (b) and (c) of Schedule 14A. If not, then revise your proxy statement to include all required information with respect to your nominees. For example, please revise the biographical information concerning your nominees to disclose the dates of employment or service in each of the positions listed for a minimum of five years. See Item 401(e) of Regulation S-
K.

18. Please revise to indicate whether the nominees have consented to being named in the proxy statement and whether they have agreed to serve if elected. Refer to Rule 14a-4(d). If any person has not consented, then that person is not a bona fide nominee and you may not name them in your materials pursuant to Rule 14a-4(d).

19. You state that "[f]or 32 years [Mr. David Miller] has been in the financial industry." Disclose your definition of the "financial industry."

20. Provide a description of the type of business conducted by General Securities.

21. You mention that "Both Mr. David Miller and Dr. Thomas Miller have experience in running a company...."  Describe what is meant by
"running a company" and the extent of their experience.

	3. Will be Independent Directors
22. We note your reference in the header to "independent" directors.
Clarify what you mean by your reference to "independent." Is this your definition or is this the definition as applied by the listing standards of the NYSE? If this constitutes your definition, briefly define it for readers.

Solicitation of Proxies

23. We note that proxies may be solicited by "mail, facsimile, telephone, telegraph, in person and by advertisements." We remind you to file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, under the cover of Schedule 14A. Refer to Rule
14a-6(b) and (c). Please confirm your understanding on a supplemental basis. Also confirm, if true, that proxies will not be solicited via the Internet, such as Internet chat rooms or postings on web sites.

24. Please clarify from whom you may seek reimbursement for expenses.
See Item 4(b)(5) of Schedule 14A.

Other Matters and Additional Information

25. You state that "the `preferredholders` will bring before the Annual Meeting such proposals as they believe to be appropriate." On a supplemental basis, please confirm that you will comply with Hecla`s bylaws and the proxy rules by, for example, giving the preferred shareholders adequate notice. Further, you indicate that you will use discretionary authority to vote upon such matters. Please note that you may not use discretionary authority conferred with these proxies to vote upon matters not known to you at the time of this solicitation but which come to your attention a reasonable time before the meeting. See Rule 14a-4(c). Please confirm your understanding.

Company`s Proxy Materials
26. We note your reference to Hecla`s proxy materials as filed with us in lieu of presenting the information required to be included in your proxy statement. Consider whether it might be more helpful to readers to make specific references to the sections of the materials that you are directing them to read. You may omit such required information in reliance upon Rule 14a-5(c) only to the extent the information appears in "other proxy soliciting material which has been furnished." It does not appear appropriate for you to rely on
Rule 14a-5 since the company`s proxy statement has not yet been furnished. Therefore, please confirm your understanding that you may not disseminate your materials until the company has mailed definitive proxy solicitation materials.

Alternatively, if you plan to solicit proxies in advance of the company mailing their definitive proxy materials, please revise to include all information required by the proxy rules and Schedule 14A, including the number of shares outstanding, the current number of shareholders of Hecla`s common stock and any other information required in your proxy that can be obtained from Hecla`s most recent filings under the Exhange Act. See, for example, the information required by Item 6 and 21 of Schedule 14A. To the extent any of that information is updated in a proxy filing made by the company, you may revise your materials to update accordingly.

Form of Proxy
27. Revise the form of proxy to state in bold-face type that the proxy is being solicited on behalf of the participants and not on behalf of the Company`s board of directors. Please make a similar change to the cover page. Refer to Rule 14a-4(a).

28. Please revise the proxy card to place the instruction indicating how to withhold authority to vote for any nominee in boldface type as required by Rule 14a-4. Please also ensure that you have clearly identified the means by which preferred shareholders may withhold authority to vote for each nominee; the manner in which this appears to be set forth on the card you filed on EDGAR is confusing to read.

Closing comments

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

Closing Information

      Please respond to these comments by filing a revised preliminary proxy statement and continue to comply with our comments when disseminating information in the future. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag
"CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

*******

      Direct any questions to me at (202) 551-3264. You may also contact me via facsimile at (202) 772-9203. In my absence, you may also contact Jason E. Wynn at (202) 824-5665. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Mara L. Ransom
								Office of Mergers
      and Acquisitions

cc:  	J. Wynn
	R. Schwall



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David S. Miller
May 5, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE